767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

March 25, 2021

VIA EDGAR TRANSMISSION

Mr. Ruairi Regan

Office of Real Estate & Construction
Division of Corporation Finance

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3561

Re:	TPG Pace Solutions Corp. Registration Statement on Form S-1 Filed March 8, 2021 File No. 333-254009

Dear Mr. Regan:

On behalf of our client, TPG Pace Solutions Corp., a Cayman Islands exempted company (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated March 24, 2021. In connection with such responses, we will be filing, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (File No. 333-254009). If requested, we will send to the Staff courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment No. 2.

Mr. Regan Securities and Exchange Commission March 25, 2021 Page 2

Registration Statement on Form S-1

General

1.	We note that you filed an amendment to the Form S-1 on March 19, 2021. Please be advised that our review does not cover your amendment filed on March 19, 2021.

The Company acknowledges the Staff’s comment.

2.	We note your revised disclosures about conflicts of interest on pages 130, 141 and elsewhere. Please revise to clarify the order of priority for which SPAC will be used and the extent to which sponsors of the SPACs have complete discretion--subject to fiduciary obligations--when determining which SPAC to use for a target opportunity.

The Company acknowledges the Staff’s comment and respectfully advises that the Company has revised the disclosure on pages 130, 141 and elsewhere in response to the comment.

Cover Page

3.	Please revise the fifth and sixth paragraphs regarding the founder shares and forward purchase agreements consistent with Rule 421(d) of Regulation C to clearly explain the economic interests of the sponsor and officers and directors. The multiple embedded lists and legalese make it difficult to understand the multi-class structure. Consider including illustrative examples in the Summary with assumptions clearly identified to explain the various economic interests.

The Company acknowledges the Staff’s comment and respectfully advises that the Company has revised the fifth and sixth paragraphs on the cover and the summary in response to the comment.

Summary, page 1

4.	Please revise the cover page and page 36 to address the extent to which the payments identified in the bullet points (such as bullet points 2-5) are atypical, quantitatively and qualitatively, compared to other SPACs.

The Company acknowledges the Staff’s comment and respectfully advises that the Company has revised the cover page and page 36 and elsewhere in response to the comment.

Mr. Regan Securities and Exchange Commission March 25, 2021 Page 3

Risk Factors, page 44

5.	We note the revised disclosure in the last risk factor on page 57. Please disclose in quantitative and qualitative terms how economic incentives could result in conflicts of interest even if an initial business combination is approved. For example, if an initial business combination results in your sponsor and officers and directors acquiring a significant percentage at approximately $0.001 per share--even if the share price declines--it appears they could realize a substantial profit while public investors acquiring shares at $10.00 could experience substantial losses.

The Company acknowledges the Staff’s comment and respectfully advises that the Company has revised the disclosure in the last risk factor on page 57 in response to the comment.

Notes to the Financial Statements, page F-7

6.	Please tell us how you determined it was not necessary to revise your footnotes to describe the changes to the Founders Shares. For example purposes only, your dividend policy states that you will effect a share dividend to maintain the proportion of the Founder Shares at 20% of the sum of the Founder Shares and Public Shares upon the consummation of the Proposed Offering. In addition, we note your disclosure that prior to this offering the 20,000,000 Class F ordinary shares will be recapitalized into 2,777,778 Class F ordinary shares and 5,555,556 Class G ordinary shares. Please clarify for us and in your filing if the recapitalization will occur immediately before, at, or after the effectiveness of the registration statement.

The Company acknowledges the Staff’s comment and respectfully advises that the Company has revised the subsequent event note to the financial statements and the disclosure on pages F-7, F-14 and elsewhere in response to the comment. The recapitalization occurred on March 18, 2021.

Mr. Regan Securities and Exchange Commission March 25, 2021 Page 4

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch Weil, Gotshal & Manges LLP

cc:	Eduardo Tamraz
President
TPG Pace Solutions Corp.